SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 6, 2008

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street Afeq Industrial Park Rosh Ha'ayin 48103 Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________)

This Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on December 26, 2001 (Registration No. 333-14222).

Enclosure: Partner Communications Reports 2007 Annual and Q4 Results.

PARTNER COMMUNICATIONS REPORTS
2007 ANNUAL and Q4 RESULTS

— 2007 net income increases by 38% to NIS 940 million

— Board authorizes share buyback of up to NIS 600 million
in 2008 in addition to 80% dividend payout ratio

— 65,000 net additions in Q4 2007

2007 Annual Highlights (compared with 2006)
—	Total revenues: NIS 6.1 billion (US$ 1.6 billion), an increase of 9.0%
—	Operating Profit: NIS 1.4 billion (US$ 365 million), an increase of 15.3%
—	Net Income: NIS 940 million (US$ 244 million), an increase of 37.7%
—	EBITDA[1]: NIS 2.0 billion (US$ 524 million), an increase of 8.9%
—	EBITDA Margin[2]: 33.0% of total revenues, no change from 33.0%
—	Subscriber Base: 192,000 net additions in 2007, subscriber base of 2.86 million, including 633,000 3G subscribers

Q4 2007 Highlights (compared with Q4 2006)
—	Total revenues: NIS 1.6 billion (US$ 423 million), an increase of 12.6%
—	Operating Profit: NIS 347 million (US$ 90 million), an increase of 10.4%
—	Net Income: NIS 302 million (US$ 79 million), an increase of 85.2%
—	EBITDA[1]: NIS 501 million (US$ 130 million), an increase of 8.6%
—	EBITDA Margin[3]: 30.8% of total revenues, down from 31.9%
—	Subscriber Base: 65,000 net additions
—	Dividend Declared: NIS 320 million dividend payment for the fourth quarter, fulfilling an 80% of annual net income payout ratio

[1] See “Use of Non-GAAP Financial Measures” below (p16) [2] Equivalent to 37.8% of service revenues in 2007 [3] Equivalent to 36.8% of service revenues in Q4 2007

Key Financial Results:

NIS '000	2003	2004	2005	2006	2007

Revenues	4,467,719	5,140,737	5,122,939	5,606,711	6,113,644
Cost of revenues	3,136,456	3,615,014	3,766,352	3,897,267	4,103,076

Gross profit	1,331,263	1,525,723	1,356,587	1,709,444	2,010,568
SG&A	476,395	506,377	453,681	491,052	606,048

Operating profit	854,868	1,019,346	902,906	1,218,392	1,404,520
Other expenses	3,530	-	-	-	-
Financial expenses	321,710	260,545	345,448	166,442	126,317

Tax expenses (tax benefit)	(633,022)	287,248	202,898	370,675	338,417
Cumulative effect of a change in
accounting principles	-	-	-	1,012	-
Net income for the period	1,162,650	471,553	354,560	682,287	939,786

Cash flow from operating activities
net of investing activities	654,723	599,186	459,632	774,783	916,195

NIS '000	Q4 2006	Q1 2007	Q2 2007	Q3 2007	Q4 2007

Revenues	1,445,133	1,417,784	1,467,489	1,601,002	1,627,369
Cost of revenues	998,539	971,815	965,520	1,073,507	1,092,234

Gross profit	446,594	445,969	501,969	527,495	535,135
SG&A	132,737	144,868	134,747	137,798	188,635

Operating profit	313,857	301,101	367,222	389,697	346,500
Financial Expenses	21,927	19,618	39,460	73,768	(6,529)

Tax expenses	128,950	85,634	99,635	101,974	51,174
Net income for period	162,980	195,849	228,127	213,955	301,855

Cash flow from operating activities
net of investing activities	163,579	241,106	234,261	135,292	305,536

Key Operating Indicators:

	2002	2003	2004	2005	2006	2007

EBITDA (NIS millions)	1,052	1,380	1,576	1,569	1,850	2,015
EBITDA as a percentage of
total revenues	26.0%	30.9%	30.7%	30.6%	33.0%	33.0%
Subscribers (thousands)	1,837	2,103	2,340	2,529	2,668	2,860
Estimated Market Share (%)	29%	31%	32%	32%	32%	32%
Annual Churn Rate (%)	10.9%	13.6%	12.0%	13.6%	15.6%	15.0%
Average Monthly Usage per
Subscriber (minutes)	280	277	286	294	311	336
Average Monthly Revenue per
Subscriber (NIS)	183	171	170	156	158	158

Rosh Ha’ayin, Israel, February 6th, 2008 – Partner Communications Company Ltd. (“Partner” or “the Company”) (NASDAQ and TASE: PTNR; LSE: PCCD), a leading Israeli mobile communications operator, today announced its results for the year and quarter ended December 31st, 2007.

Commenting on the 2007 annual results, Partner’s CEO, Mr. David Avner, said: “I am very pleased with Partner’s 2007 excellent financial and operational results. 2007 was a record year for Partner; and we exceeded our objectives in all financial and operational dimensions. We have added over 192,000 customers to our subscriber base, most of whom high-quality post-paid customers, of whom 65,000 joined in the last quarter. Our leadership in 3.5G continues to strengthen, and approximately one third of our post-paid subscriber base is already benefiting from the wide range of 3G services and advanced handsets we offer, enabling us to generate more than NIS 670 million revenues from data and content in 2007 (including SMS messages), we believe the highest content revenues in the Israeli cellular market.”

Mr. Avner added: “Our brand – orangeTM – was re-elected for the fifth consecutive year as the leading telecom brand in Israel. We launched in 2007 innovative new applications and services such as ICQ, Messenger and more than 90 TV channels. We also demonstrated our values of fairness and simplicity by introducing a unique marketing campaign that helped our customers to optimize their tariff plans based on their usage patterns. Partner’s success is the result of our continued focus on satisfying our customers’ needs, ensuring a high-standard customer service, together with a high-quality network and a wide variety of data services.

The major event in Israel’s cellular industry was the introduction in December 2007 of number portability. The introduction of number portability requires us to invest additional resources in order to reach out to new subscribers and to ensure the continued satisfaction of Partner’s existing subscribers. We believe that the net impact of number portability has been positive to date, and as of January 31st, 2008, more than 6,000 post-paid net additions had joined Partner bringing their number from their original operator together with them. The attraction of Partner’s brand was also strongly reflected in the number of net adds in the last quarter. I am certain that this is only the beginning and that Partner will benefit further from number portability.”

Mr. Avner also said: “Our strategic goals for 2008 will include focusing on efficiency, as demonstrated in the transaction with Ericsson, and establishing the platform for our non-cellular activity. I am confident in Partner’s employees’ ability to continue delivering value to our shareholders and to leverage the assets we have built over the years.”

Financial Review

In 2007 Partner achieved total net revenues of NIS 6,113.6 million (US$ 1,589.6 million), an increase of 9.0% from NIS 5,606.7 million in 2006. Revenues for Q4 2007 were NIS 1,627.4 million (US$ 423.1 million), a 12.6 % increase from NIS 1,445.1 million in Q4 2006.

Annual service revenues totalled NIS 5,328.7 million (US$ 1,385.5 million) in 2007, representing an increase of 6.0% from NIS 5,027.3 million in 2006. Service revenues in Q4 2007 increased by 6.2% to NIS 1,361.8 million (US$ 354.1 million) from NIS 1,282.2 million in Q4 2006. Both the annual and quarterly increases were driven primarily by subscriber base growth, an increase in the weight of post-paid subscribers in our subscriber base, higher average minutes of use, as well as an increase in content and data revenues, partially offset by a decrease in average revenue per minute.

Total network minutes in 2007 increased by 14% compared with 2006, resulting mainly from an expanding subscriber base, which grew by approximately 7.2% in 2007, as well as from higher minutes of use per subscriber. The effect of this increase on revenues was partially offset by an 11% dilution in the average tariff per minute (including incoming calls). The dilution was a result of competitive market pressures, the increase in the weight of business subscribers in our total customer base and regulatory intervention including the reduction of approximately 10% in interconnect tariffs which went into effect on March 1st, 2007 and the regulation restricting our ability to charge for calls directed to voice mail which went into effect January 1st, 2007.

Data and content revenues excluding SMS messages, totalled NIS 425.3 million (US$ 110.6 million) in 2007, accounting for 8.0% of service revenues, up from NIS 316.1 million, representing 6.3% of service revenues, in 20061. For Q4 2007, data and content revenues excluding SMS messages accounted for 10.1% of service revenues, compared with 6.8% of service revenues in Q4 20061.

Revenues from SMS message services totalled NIS 253.7 million (US$ 66.0 million) in 2007, accounting for 4.8% of service revenues, up from NIS 192.5 million, representing 3.8% of service revenues, in 20061. For Q4 2007, revenues from SMS message services accounted for 4.7% of service revenues, compared with 4.2% of service revenues in Q4 20061.

Annual gross profit from services in 2007 was NIS 2,227.2 million (US$ 579.1 million), an increase of 14.7% from NIS 1,941.8 million in 2006. Q4 2007 gross profit from service revenues was NIS 575.5 million (US$ 149.6 million), a 13.3% increase from NIS 508.1 million in Q4 2006. The annual increase reflects the higher service revenues, offset by a 0.5% increase in the cost of service revenues from NIS 3,085.5 million in 2006 to NIS 3,101.6 million (US$ 806.4 million) in 2007. The increase was primarily driven by higher variable airtime and content costs resulting from the growth in airtime and content usage, offset by lower costs resulting from efficiency measures taken by the Company, lower depreciation, lower royalties and the lower interconnect tariff. For Q4 2007, the higher service revenues were offset by an increase in the cost of service revenues of 1.6%, from NIS 774.1 million in Q4 2006 to NIS 786.2 million (US$ 204.4 million), the increase again being primarily due to higher variable airtime and content costs resulting from the growth in airtime and content usage.

[1]The changes in data and content revenues for 2006 and Q4 2006 is the result of a reclassification of revenues.

Equipment revenues in 2007 totalled NIS 784.9 million (US$ 204.1 million), representing an increase of 35.5% from NIS 579.4 million in 2006. For Q4 2007 only, equipment revenues increased by 63.0% to NIS 265.6 million (US$ 69.1 million) from NIS 162.9 million in Q4 2006. The annual increase was caused by increases both in the average revenue per sale, reflecting the higher proportion of more advanced and higher cost 3G handset sales to new and upgrading subscribers, as well as in the total number of handset sales to new and upgrading subscribers. Compared with Q4 2006 the increase primarily reflects the higher number of sales to both new and upgrading subscribers resulting from recruitment and retention activities related to the introduction of number portability on December 2nd, 2007.

Gross loss on equipment decreased in 2007 by 6.8% from NIS 232.4 million to NIS 216.6 million (US$ 56.3 million). Compared with Q4 2006, the gross loss on equipment in Q4 2007 decreased by 34.3% from NIS 61.5 million to NIS 40.4 million (US$ 10.5 million). The annual decrease is explained primarily by the increase in the average revenue per handset sold. The quarterly decrease resulted from an increase in the use of more competitive airtime rate plan tariffs that offer lower subsidies, as well as from a decrease in the average cost of handsets sold.

Overall, 2007 gross profit was NIS 2,010.6 million (US$ 522.8 million), representing a 17.6% increase from NIS 1,709.4 million in 2006. For Q4 2007 gross profit was NIS 535.1 million (US$ 139.1 million), up 19.8% from NIS 446.6 million in Q4 2006.

Selling, marketing, general and administration (SG&A) expenses totalled NIS 606.0 million (US$ 157.6 million) in 2007, an increase of 23.4% from NIS 491.1 million in 2006. SG&A expenses for Q4 2007 increased by 42.1% from NIS 132.7 million in Q4 2006 to NIS 188.6 million (US$ 49.0 million). Both the annual and quarterly increases are largely related to the additional costs of growing the subscriber base, including higher distribution and commission expenses, and larger provisions for doubtful accounts from receivables on handset sales and service revenues. In addition, the annual increase includes the impact of a one time retirement bonus payment paid to the Company’s founding chief executive officer, Mr. Amikam Cohen, of approximately NIS 15 million, as well as payments to additional retiring senior executives. The quarterly increase also reflects additional costs related to promotional campaigns associated with the introduction of number portability in December 2007.

Overall, in 2007 the Company recorded an operating profit of NIS 1,404.5 million (US$ 365.2 million), representing an increase of 15.3% from NIS 1,218.4 million in 2006. Operating profit in Q4 2007 was NIS 346.5 million (US$ 90.1 million), an increase of 10.4% from NIS 313.9 million in Q4 2006.

Annual EBITDA in 2007 totalled NIS 2,014.7 million (US$ 523.8 million), up by 8.9% from NIS 1,850.1 million in 2006. In service revenue terms, the EBITDA margin was 37.8% in 2007, up from 36.8% in 2006. As a percentage of total revenues, the EBITDA margin in 2007 was 33.0%, no change from 33.0% in 2006. This reflects the substantial annual increase in equipment revenues of NIS 206 million. Q4 2007 quarterly EBITDA was NIS 501.3 million (US$ 130.3 million), an increase of 8.6% from NIS 461.7 million in Q4 2006. In service revenue terms, the EBITDA margin was 36.8% in Q4 2007, up from 36.0% in Q4 2006. As a percentage of total revenues, the EBITDA margin in Q4 2007 was 30.8%, down from 31.9% in Q4 2006. The decrease also reflects the quarterly increase in equipment revenues of NIS 103 million which resulted from recruitment and retention activities related to the introduction of number portability on December 2nd, 2007.

Financial expenses decreased in 2007 by 24.1%, from NIS 166.4 million in 2006 to NIS 126.3 million (US$ 32.8 million). For Q4 2007 the Company recorded a financial profit (negative expense) of NIS 6.5 million, compared with expenses of NIS 21.9 million in Q4 2006. The annual and quarterly decreases are primarily attributable to lower financial and coverage expenses and due to currency fluctuations, offset by expenses resulting from the higher CPI level.

Following the ruling of the Israeli Supreme Court, in November 2006 in the matter of Paz Gas Marketing Company Ltd. that overturned certain rules regarding the recognition of financing expenses, the Company set aside a provision for taxes that reached approximately NIS 55 million as of September 30th, 2007. This provision was an estimate of the additional tax expense that could result from the possibility that part of the financing expenses accrued in the years 2005 to 2007 in respect of financial debt, which is attributable, inter alia, to the financing of a repurchase of Company shares, would not be recognized as an expense for tax purposes. In October 2007, the Israeli Supreme Court issued two new rulings readdressing the same issue. In the light of these new rulings, the Company has decided to reduce its tax provisions in Q4 2007 by NIS 48 million.

Taking into account this reduction in tax provisions, total tax expenses for 2007 were NIS 338.4 million (US$ 88.0 million), a decrease of 8.7% from NIS 370.7 million in 2006. The decrease also reflects the lower Israeli corporate tax rate in 2007 of 29% compared with 31% in 2006.

Net income in 2007 was NIS 939.8 million (US$ 244.4 million) and earnings of NIS 5.96 (US$ 1.55) per diluted share, representing a 37.7% increase from NIS 682.3 million (earnings of NIS 4.41 per diluted share), in 2006. Q4 2007 net income was NIS 301.9 million (US$ 78.5 million), up 85.2% from NIS 163.0 million in Q4 2006.

Funding and Investing Review

Cash flows generated from operating activities in 2007, net of cash flows from investing activities, were NIS 916.2 million (US$ 238.2 million), an increase of 18.3% from NIS 774.8 million in 2006. The increase was primarily due to an increase in cash flows from operating activities, offset by an increase in the level of investment in fixed assets. Cash flows from operating activities increased by 19.0% from NIS 1,223.5 million in 2006 to NIS 1,456.3 million (US$ 378.6 million) in 2007, whilst cash flows from investing activities increased by 20.4% from NIS 448.7 million in 2006, to NIS 540.1 million (US$ 140.4 million) in 2007.

For Q4 2007 cash flows generated from operating activities, net of cash flows from investing activities, also increased by 86.8% from NIS 163.6 million in Q4 2006 to NIS 305.5 million (US$ 79.4 million), primarily reflecting a 66.1% increase in cash flows from operating activities.

On December 20th, 2007 the Company entered into an agreement with LM Ericsson Israel Ltd., for the replacement of third party vendors of the existing Company’s 3G equipment and the expansion of the 3G network, and for the support and maintenance of the Ericsson elements in the Company’s network. The major driver for the agreement is the expected decrease of the network maintenance and expansion costs. As a result of the agreement, Ericsson will become the sole vendor for the Company’s 3G network. The transaction will result in depreciation acceleration of the replaced equipment, throughout the replacement period which will end at the latest by Q3 2011. The net depreciated fixed assets of the replaced equipment were approximately NIS 132 million as of December 31st, 2007. Most of the accelerated depreciation is expected to be recorded during 2008, resulting in additional depreciation expenses of approximately NIS 70 million in 2008.

Operational Review

In 2007, approximately 192,000 net active subscribers joined the Company, compared with approximately 139,000 in 2006, including 65,000 net additions in Q4 2007. The business sector accounted for approximately 51% of annual net new active subscribers, and post-paid private subscribers for approximately 43% of annual net new active subscribers. At the end of December 2007, the Company’s active subscriber base was approximately 2,860,000, including approximately 703,000 business subscribers or 24.6% of the base, approximately 1,365,000 post-paid private subscribers, or 47.7% of the base, and approximately 792,000 prepaid subscribers, or 27.7% of the base. 2007 year-end market share is estimated be unchanged from 2006 at around 32%.

The Company added approximately 357,000 subscribers to its 3G network in 2007, and its 3G subscriber base reached approximately 633,000 by year-end.

Beginning in January 2008 the Company adopted a more conservative and rigorous policy for recognizing prepaid subscribers. The aim of the new policy is to ensure that purchased prepaid SIM cards are only recognized in the subscriber base after the prepaid SIM cards are actually used by the prepaid subscribers. The change reduces the reported prepaid subscriber base by approximately 60,000 subscribers from January 2008 and will be fully reflected in the operational parameters of Q1 2008.

The annual churn rate in 2007 was 15.0%, a decrease from 15.6% in 2006, despite an increase in churn in the prepaid sector. Quarterly churn was unchanged in Q4 2007 at 4.0% compared with Q4 2006 despite an increase in the churn of prepaid subscribers and the introduction of number portability. 2007 average monthly usage per subscriber (MOU) was 336 minutes, an increase of 8% compared with 311 minutes in 2006. For Q4 2007 alone, MOU was 345 minutes compared with 316 minutes in Q4 2006. 2007 annual average monthly revenue per subscriber (ARPU) was NIS 158 (US$ 41), unchanged from 2006. For Q4 2007, ARPU was NIS 157 (US$ 41), down from NIS 159 in Q4 2006.

Dividend Policy and Buyback Plan

Pursuant to the dividend policy adopted by the Board for 2007, the Board approved the distribution of a cash dividend for Q4 2007 in the amount of NIS 2.02 (approximately US$ 0.53) per share, totalling approximately NIS 320 million (US$ 83 million), payable on March 6th, 2008 to shareholders and ADS holders of record on February 20th, 2008. The total dividend amount for 2007 will be approximately NIS 752 million (US$ 196 million), representing approximately 80% of the annual net income.

In respect of 2008, the Board reaffirmed the existing dividend policy which targets for an 80% payout ratio of annual net income. The Board has also approved a share buy-back plan throughout 2008, in an amount of up to NIS 600 million, subject to appropriate market conditions.

Other

The Board approved the delisting of its depositary shares from the London Stock Exchange (“LSE”). There have been no trades in Partner’s ADS executed on the LSE since 2005 and the directors are of the view that such a secondary listing is of no future benefit to shareholders or the Company.

Partner’s depositary receipts will continue to be listed on the NASDAQ Global Select Market and the Company’s shares will continue to be listed on the Tel Aviv Stock Exchange hence the Company does not anticipate that delisting from the LSE will adversely affect its shareholders. The delisting will proceed through a notification process, and is expected to become effective about 20 working days subsequent to the notification.

Outlook and Guidance

Commenting on the Company’s results, Mr. Emanuel Avner, Partner’s Chief Financial Officer said: “The results this year demonstrate Partner’s continued ability to grow cash flow year-on-year. Our financial structure remains solid, and our dividend yield is impressive. We believe that the expected buy-back programme for 2008 that was approved today by the Board once exercised would be an additional means of return to our shareholders.”

Commenting on the Company’s outlook, Mr. Emanuel Avner, Partner’s Chief Financial Officer said: “Our ability to add 65,000 high-quality subscribers in the quarter that number portability was introduced increases confidence in our expectation that we will continue to grow our subscriber base compared with 2007, even given the highly penetrated and competitive environment, though at a lower rate than in 2007. We also expect total revenues to continue to grow in 2008 though at a lower rate than in 2007. Barring any further adverse material regulatory decisions, we also expect annual EBITDA growth in 2008, again at a lower rate than in 2007.”

Conference Call Details

Partner Communications will hold a conference call to discuss the company’s 2007 full-year and fourth-quarter results on Wednesday, February 6th, 2008, at 17:00 Israel local time (10AM EST). This conference call will be broadcast live over the Internet and can be accessed by all interested parties through our investor relations web site at http://www.orange.co.il/investor_site/.

To listen to the broadcast, please go to the web site at least 15 minutes prior to the start of the call to register, download and install any necessary audio software. For those unable to listen to the live broadcast, an archive of the call will be available via the Internet (at the same location as the live broadcast) shortly after the call ends, and until midnight of February 13th, 2008.

About Partner Communications

Partner Communications Company Ltd. (“Partner”) is a leading Israeli mobile communications operator providing GSM / GPRS / UMTS / HSDPA services and wire free applications under the orange™ brand. The Company provides quality service and a range of features to 2.86 million subscribers in Israel (as of December 31st, 2007). Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and the London Stock Exchange. Its shares are also traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR; LSE: PCCD).

Partner is a subsidiary of Hutchison Telecommunications International Limited (“Hutchison Telecom”), a leading global provider of telecommunications services. Hutchison Telecom currently offers mobile and fixed line telecommunications services in Hong Kong, and operates mobile telecommunications services in Israel, Macau, Thailand, Sri Lanka, Ghana, Vietnam and Indonesia. It was the first provider of 3G mobile services in Hong Kong and Israel and operates brands including “Hutch”, “3" and “orange”. Hutchison Telecom, a subsidiary of Hutchison Whampoa Limited, is a listed company with American Depositary Shares quoted on the New York Stock Exchange under the ticker “HTX” and shares listed on the Stock Exchange of Hong Kong under the stock code “2332". For more information about Hutchison Telecom, see www.htil.com.

For more information about Partner, see http://www.orange.co.il/investor_site/

Note: This press release includes forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Partner.

Words such as “believe,” “anticipate,” “expect,” “intend,” “seek,” “will,” “plan,” “could,” “may,” “project,” “goal,” “target” and similar expressions often identify forward-looking statements but are not the only way we identify these statements. All statements other than statements of historical fact included in this press release regarding our future performance (including our outlook and guidance for 2008), plans to increase revenues or margins or preserve or expand market share in existing or new markets, reduce expenses and any statements regarding other future events or our future prospects, are forward-looking statements.

Because such statements involve risks and uncertainties, actual results may differ materially from the results currently expected. Factors that could cause such differences include, but are not limited to:
—	the effects of the high degree of regulation in the telecommunications market in which we operate;
—	regulatory developments related to the implementation of number portability;
—	regulatory developments relating to tariffs, including interconnect tariffs, roaming charges, and SMS tariffs;
—	the difficulties associated with obtaining all permits required for building and operating of antenna sites;
—	the requirement to indemnify planning committees in respect of claims made against them relating to the depreciation of property values or to alleged health damage resulting from antenna sites;
—	the effects of vigorous competition in the market in which we operate and for more valuable customers, which may decrease prices charged, increase churn and change our customer mix, profitability and average revenue per user, and the response of competitors to industry and regulatory developments;
—	regulatory developments which permit the Ministry of Communications to require us to offer our network infrastructure to other operators, which may lower the entry barrier for new competitors;
—	uncertainties about the degree of growth in the number of consumers in Israel using wireless personal communications services and the growth in the Israeli population;
—	the risks associated with the implementation of a third generation (3G) network and business strategy, including risks relating to the operations of new systems and technologies, potential unanticipated costs,
—	uncertainties regarding the adequacy of suppliers on whom we must rely to provide both network and consumer equipment and consumer acceptance of the products and services to be offered, and the risk that the use of internet search engines by our 3G customers will be restricted;

—	the results of litigation filed or that may be filed against us;
—	the risk that, following a possible rearrangement of spectrum, we may lose some of our frequencies or we may be allocated spectrum of inferior quality;
—	the risks associated with technological requirements, technology substitution and changes and other technological developments;
—	alleged health risks related to antenna sites and use of telecommunication devices;
—	the impact of existing and new competitors in the market in which we compete, including competitors that may offer less expensive products and services, desirable or innovative products, technological substitutes, or have extensive resources or better financing;
—	fluctuations in foreign exchange rates;
—	the possibility of the market in which we compete being impacted by changes in political, economic or other factors, such as monetary policy, legal and regulatory changes or other external factors over which we have no control; and
—	the availability and cost of capital and the consequences of increased leverage.

as well as the risks discussed in Risk Factors, Information on the Company and Operating and Financial Review and Prospects in form 20-F filed with the SEC on June 12th, 2007. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this report might not occur.

We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The financial results presented in this press release are preliminary un-audited financial results.

The results were prepared in accordance with U.S. GAAP, other than EBITDA which is a non-GAAP financial measure.

The convenience translations of the Nominal New Israeli Shekel (NIS) figures into US Dollars were made at the rate of exchange prevailing at December 31st, 2007: US $1.00 equals NIS 3.846. The translations were made purely for the convenience of the reader.

Use of Non-GAAP Financial Measure:
Earnings before interest, taxes, depreciation, amortization, exceptional items and capitalization of intangible assets (‘EBITDA’) is presented because it is a measure commonly used in the telecommunications industry and is presented solely in order to improve the understanding of the Company’s operating results and to provide further perspective on these results. Our management uses EBITDA as a basis for measuring our core operating performance and comparing such performance to that of prior periods and to the performance of our competitors. EBITDA, however, should not be considered as an alternative to operating income or net income for the year as an indicator of the operating performance of the Company. Similarly, EBITDA should not be considered as an alternative to cash flows from operating activities as a measure of liquidity. EBITDA is not a measure of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies. EBITDA may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results.

Reconciliation between our net cash flow from operating activities and EBIDTA is presented in the attached summary financial results.

Contacts:

Mr. Emanuel Avner		Oded Degany
Chief Financial Officer		V.P Corporate development, Strategy and IRO
Tel:	+972-54-7814951	Tel:	+972-54-7814151
Fax:	+972-54-7815961	Fax:	+972-54-7814161
E-mail:	emanuel.avner@orange.co.il	E-mail:	oded.degany@orange.co.il

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED BALANCE SHEETS

	December 31
	2006	2007	2007
	New Israeli shekels		Convenience translation into U.S. dollars
	(Audited)	(Unaudited)
	In thousands

Assets
CURRENT ASSETS:
Cash and cash equivalents	77,547	148,096	38,507
Accounts receivable:
Trade	964,309	1,120,842	291,431
Other	65,533	55,273	14,371
Inventories	126,466	143,022	37,187
Deferred income taxes	40,495	46,089	11,984

Total current assets	1,274,350	1,513,322	393,480

INVESTMENTS AND LONG-TERM RECEIVABLES:
Accounts receivable - trade	274,608	446,899	116,198
Funds in respect of employee rights upon retirement	80,881	88,522	23,017

	355,489	535,421	139,215

FIXED ASSETS, net of accumulated depreciation and amortization	1,747,459	1,734,964	451,108

LICENSE, DEFERRED CHARGES AND OTHER INTANGIBLE ASSETS,
net of accumulated amortization	1,247,084	1,153,926	300,033

DEFERRED INCOME TAXES	76,139	93,745	24,375

Total assets	4,700,521	5,031,378	1,308,211

	December 31
	2006	2007	2007
	New Israeli shekels		Convenience translation into U.S. dollars
	(Audited)	(Unaudited)
	In thousands

Liabilities and shareholders' equity
CURRENT LIABILITIES:
Current maturities of long-term liabilities	40,184	28,280	7,353
Accounts payable and accruals:
Trade	690,424	749,623	194,910
Other	281,403	375,510	97,637
Parent group - trade	15,830	3,405	885

Total current liabilities	1,027,841	1,156,818	300,785

LONG-TERM LIABILITIES:
Bank loans, net of current maturities	272,508
Notes payable	2,016,378	2,072,636	538,907
Liability for employee rights upon retirement	113,380	131,960	34,311
Other liabilities	15,947	14,492	3,768

Total long-term liabilities	2,418,213	2,219,088	576,986

COMMITMENTS AND CONTINGENT LIABILITIES

Total liabilities	3,446,054	3,375,906	877,771

SHAREHOLDERS' EQUITY
Share capital - ordinary shares of NIS 0.01 par
value: authorized - December 31, 2006 and 2007 - 235,000,000 shares; issued and outstanding -
December 31, 2006 - 154,516,217 shares and
December 31, 2007 - 157,320,770 shares	1,545	1,573	409
Capital surplus	2,452,682	2,544,943	661,712
Accumulated deficit	(1,199,760)	(891,044)	(231,681)

Total shareholders' equity	1,254,467	1,655,472	430,440

	4,700,521	5,031,378	1,308,211

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31
	2005	2006	2007	2007
	New Israeli shekels			Convenience translation into U.S. dollars
	(Audited)		(Unaudited)
	In thousands (except per share data)

REVENUES - net:
Services	4,619,932	5,027,310	5,328,739	1,385,527
Equipment	503,007	579,401	784,905	204,083

	5,122,939	5,606,711	6,113,644	1,589,610
COST OF REVENUES:
Services	3,022,480	3,085,507	3,101,588	806,445
Equipment	743,872	811,760	1,001,488	260,397

	3,766,352	3,897,267	4,103,076	1,066,842

GROSS PROFIT	1,356,587	1,709,444	2,010,568	522,768

SELLING AND MARKETING EXPENSES	272,900	307,592	370,183	96,251
GENERAL AND ADMINISTRATIVE EXPENSES	180,781	183,460	235,865	61,327

	453,681	491,052	606,048	157,578

OPERATING PROFIT	902,906	1,218,392	1,404,520	365,190
FINANCIAL EXPENSES, net	345,448	166,442	126,317	32,844

INCOME BEFORE TAXES ON INCOME	557,458	1,051,950	1,278,203	332,346
TAXES ON INCOME	202,898	370,675	338,417	87,992

INCOME BEFORE CUMULATIVE EFFECT OF A CHANGE IN
ACCOUNTING PRINCIPLES	354,560	681,275	939,786	244,354
CUMULATIVE EFFECT, AT BEGINNING OF YEAR, OF A CHANGE
IN ACCOUNTING PRINCIPLES, net of tax		1,012

NET INCOME FOR THE YEAR	354,560	682,287	939,786	244,354

EARNINGS PER SHARE ("EPS"):
Basic:
Before cumulative effect	2.19	4.43	6.01	1.56
Cumulative effect		0.01

	2.19	4.44	6.01	1.56

Diluted:
Before cumulative effect	2.17	4.40	5.96	1.55
Cumulative effect		0.01

	2.17	4.41	5.96	1.55

WEIGHTED AVERAGE NUMBER OF
SHARES OUTSTANDING:
Basic	161,711,125	153,633,758	156,414,684	156,414,684

Diluted	163,617,272	154,677,685	157,787,009	157,787,009

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2005	2006	2007	2007
	New Israeli shekels			Convenience translation into U.S. dollars
	(Audited)		(Unaudited)
	In thousands

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income for the year	354,560	682,287	939,786	244,354
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	683,503	622,434	603,425	156,897
Employee share-based compensation expenses	10,353	20,957	16,752	4,356
Liability for employee rights upon retirement	9,430	11,142	18,580	4,831
Deferred income taxes	198,079	35,231	(23,200)	(6,032)
Income tax benefit in respect of exercise of options
granted to employees	4,820
Accrued interest, exchange and linkage differences
on (erosion of) long-term liabilities	108,411	(4,646)	59,980	15,595
Amount carried to deferred charges	(13,820)
Capital loss on sale and disposal of fixed assets	493	274	1,267	329
Cumulative effect, at beginning of year, of a change in
accounting principles		(1,012)
Changes in operating asset and liability items:
Decrease (increase) in accounts receivable:
Trade	(262,262)	(254,748)	(328,824)	(85,496)
Other	(26,970)	30,952	10,260	2,668
Increase (decrease) in accounts payable and accruals:
Trade	112,857	(58,568)	100,817	26,213
Other	(75,884)	49,923	85,885	22,331
Parent group - trade	10,513	5,317	(12,425)	(3,231)
Increase (decrease) in asset retirement obligations	(92)	1,069	528	137
Decrease (increase) in inventories	(107,667)	82,857	(16,556)	(4,305)

Net cash provided by operating activities	1,006,324	1,223,469	1,456,275	378,647

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of fixed assets	(498,851)	(344,206)	(531,782)	(138,268)
Acquisition of optic fibers activity		(71,125)
Proceeds from sale of fixed assets	16	73	43	(11)
Purchase of additional spectrum	(41,542)	(27,690)
Payments in respect of land line license		(300)	(700)	(182)
Funds in respect of employee rights upon retirement	(6,315)	(5,438)	(7,641)	(1,986)

Net cash used in investing activities	(546,692)	(448,686)	(540,080)	(140,425)

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2005	2006	2007	2007
	New Israeli shekels			Convenience translation into U.S. Dollars
	(Audited)		(Unaudited)
	In thousands

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of capital lease	(1,893)	(3,620)	(8,532)	(2,218)
Repurchase of company's shares (including purchase
cost of NIS 17,591,000)	(1,091,841)
Issuance of notes payable under a prospectus, net of
issuance costs	1,929,223
Redemption of notes payable	(793,100)
Proceeds from exercise of stock options granted to
employees	37,153	44,332	75,537	19,640
Windfall tax benefit in respect of exercise of
options granted to employees		643	1,167	303
Dividend paid	(41,773)	(352,444)	(624,015)	(162,250)
Long-term bank loans received	359,000
Repayment of long-term bank loans	(857,004)	(390,155)	(289,803)	(75,351)

Net cash used in financing activities	(460,235)	(701,244)	(845,646)	(219,876)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(603)	73,539	70,549	18,344
CASH AND CASH EQUIVALENTS AT
BEGINNING OF YEAR	4,611	4,008	77,547	20,163

CASH AND CASH EQUIVALENTS AT END OF YEAR	4,008	77,547	148,096	38,507

SUPPLEMENTARY DISCLOSURE OF CASH FLOW
INFORMATION - cash paid during the year:
Interest	235,854	149,728	99,560	25,886

Income taxes (net of refund of approximately NIS 74
million)	30,840	317,099	301,554	78,407

Supplementary information on investing and financing activities not involving cash flows

At December 31, 2005, 2006 and 2007, trade payables include NIS 90.3 million, NIS 201.8 million and NIS 160 million ($ 42 million), respectively, in respect of acquisition of fixed assets. In addition, at December 31, 2005 trade payables included NIS 27.7 million in respect of acquisition of additional spectrum.

At December 31, 2007, tax withholding related to dividend of approximately NIS 7 million is outstanding.

At December 31, 2005, dividend payable of approximately NIS 45 million was outstanding.

During 2005 and 2007, the Company has undertaken a capital lease with respect to fixed assets in the amount of NIS 15.8 million and NIS 7.4 million ($2 million), respectively.

These balances are recognized in the cash flow statements upon payment.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
RECONCILIATION BETWEEN OPERATING CASH FLOWS AND EBITDA

	New Israeli shekels		Convenience translation into U.S. dollars
	2006	2007	2007
	(Unaudited)
	In thousands

Net cash provided by operating activities	1,223,469	1,456,275	378,647
Liability for employee rights upon retirement	(11,142)	(18,580)	(4,831)
Accrued interest and exchange and linkage differences on
long-term liabilities	4,646	(59,980)	(15,595)
Amount carried to differed charges
Increase in accounts receivable:
Trade	254,748	328,824	85,496
Other	304,492	(10,260)	(2,668)
Decrease (increase) in accounts payable and accruals:
Trade	58,568	(100,817)	(26,213)
Other	(49,923)	275,732	71,693
Related parties	(5,317)	12,425	3,231
Increase (decrease) in inventories	(82,857)	16,556	4,305
Decrease (increase) in Assets Retirement Obligation	(1,069)	(528)	(137)
Financial Expenses	154,492	115,021	29,907

EBITDA	1,850,107	2,014,668	523,835

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
Summary Operating Data

	2005	2006	2007

Subscribers (in thousands)	2,529	2,668	2,860
Estimated share of total Israeli mobile telephone subscribers	32%	32%	32%
Churn rate in year	13.6%	15.6%	15.0%
Average monthly usage in year per subscriber (minutes)	294	311	336
Average monthly revenue in year per subscriber, including in-roaming
revenue (NIS)	156	158	158

	Q4 2006	Q4 2007

Subscribers (in thousands)	2,668	2,860
Estimated share of total Israeli mobile telephone subscribers	32%	32%
Churn rate in quarter	4.0%	4.0%
Average monthly usage in quarter per subscriber (minutes)	316	345
Average monthly revenue in year per subscriber, including in-roaming
revenue (NIS)	159	157

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd. By /s/ Emanuel Avner —————————————— Emanuel Avner Chief Financial Officer

Dated: February 6, 2008